AMENDMENT NO. 3 TO ADMINISTRATION,
BOOKKEEPING AND PRICING SERVICES AGREEMENT

This amendment (the “Amendment”) between the parties signing below (“Parties”) amends the Existing Agreement effective as of July 1, 2020 (“Amendment Effective Date”):

Term	Means
“Existing Agreement”	The Administration, Bookkeeping and Pricing Services Agreement dated July 15, 2015, by and between the Trust, on behalf of the Fund, and ALPS, as amended.
“ALPS”	ALPS Fund Services, Inc.
“Trust”	ALPS Series Trust
“Fund”	DDJ Opportunistic High Yield Fund

Except as amended hereby, all terms of the Existing Agreement remain in full force and effect. This Amendment includes the amendments in Schedule A and general terms in Schedule B.

IN WITNESS WHEREOF, the Parties have caused this Amendment to be executed by their duly authorized representatives.

ALPS Fund Services, Inc.		ALPS Series Trust
By:	/s/ Mike Sleightholme	By:	/s/ Bradley Swenson
Name:	Mike Sleightholme	Name:	Bradley Swenson
Title:	Authorized Representative	Title:	President

Schedule A to this Amendment
Amendments

The Existing Agreement is amended as follows:

1.	“Appendix C – Compensation” of the Existing Agreement is deleted in its entirety and replaced with the “Appendix C – Compensation” attached hereto.

2.

Notwithstanding the term otherwise in effect as of the date of this Amendment, the term of Existing Agreement is extended to continue for a period of three years following the Amendment Effective Date. Thereafter, the Existing Agreement will automatically renew for successive terms of 1 year unless either ALPS or Trust provides the other with a written notice of termination at least 60 calendar days prior to the end of such term. Prior to the end of the then effective term, the Existing Agreement may only be terminated by Trust for cause in accordance with Section 15(c).

Schedule B to this Amendment
General Terms

1.	Capitalized terms not defined herein shall have the meanings given to them in the Existing Agreement.

2.

The Parties’ duties and obligations are governed by and limited to the express terms and conditions of this Amendment, and shall not be modified, supplemented, amended or interpreted in accordance with, any industry custom or practice, or any internal policies or procedures of any Party. This Amendment (including any attachments, schedules and addenda hereto), along with the Existing Agreement, as amended, contains the entire agreement of the Parties with respect to the subject matter hereof and supersedes all previous communications, representations, understandings and agreements, either oral or written, between the Parties with respect thereto.

3.

This Amendment may be executed in counterparts, each of which when so executed will be deemed to be an original. Such counterparts together will constitute one agreement. Signatures may be exchanged via facsimile or electronic mail and signatures so exchanged shall be binding to the same extent as if original signatures were exchanged.

4.

This Amendment and any dispute or claim arising out of or in connection with it, its subject matter or its formation (including non-contractual disputes or claims) shall be governed by and construed in accordance with the laws of the same jurisdiction as the Existing Agreement.

Certain information has been excluded from this exhibit because it (i) is not material and (ii) would be competitively harmful if publicly disclosed.

APPENDIX C

COMPENSATION

All fees will be calculated daily and billed monthly by ALPS. The fees to be paid to ALPS by the Trust, on behalf of the Fund shall be

[Redacted]

[Redacted]

OTHER EXPENSES: [Redacted]

LATE CHARGES: [Redacted]